Arcelor and Mittal Steel Boards Decide Not to Sue Stichting Over Dofasco

Rotterdam/Luxembourg, January 10, 2007 – Arcelor Mittal announced today that the respective Boards of Directors of Mittal Steel Company NV and Arcelor S.A. have decided not to initiate litigation seeking to dissolve the Strategic Steel Stichting, an independent Dutch foundation, with a view to obtaining the transfer to Arcelor of the 89% of the shares of Dofasco Inc., the North American steelmaker, currently held by the Stichting. Arcelor Mittal indicated that the Boards of Directors reached this decision based on opinions from legal experts that the prospects for success of any such litigation against the Stichting are remote.

Under a Letter Agreement, dated January 26, 2006, with ThyssenKrupp AG, Mittal Steel agreed to cause Arcelor to sell Dofasco to ThyssenKrupp if Mittal Steel is able to “assert effective management control over Arcelor with the ability to sell Dofasco.” In addition, under a Consent Decree with the U.S. Department of Justice, which was filed with the U.S. District Court in Washington, D.C. on August 1, 2006 in order to resolve certain U.S. competition concerns, Mittal Steel agreed to use its best efforts to sell Dofasco to ThyssenKrupp or, if Dofasco cannot be sold due to the Stichting, to sell certain alternative assets. The Stichting’s holding of the Dofasco shares currently prevents their sale without the Stichting’s consent.

By resolutions adopted respectively on September 25 and on October 11, 2006 the Boards of Directors of Mittal Steel and Arcelor formally requested that the Stichting dissolve and return the Dofasco shares to Arcelor. On November 10, 2006 the Stichting’s board of directors unanimously decided not to dissolve and to retain the Dofasco shares, thereby continuing to prevent their sale.

On December 22, 2006, ThyssenKrupp initiated summary legal proceedings against Mittal Steel in the District Court in Rotterdam alleging that Mittal Steel has breached the Letter Agreement by failing to cause Arcelor to initiate legal proceedings against the Stichting. The suit seeks a Court order directing Mittal Steel to cause Arcelor to commence summary proceedings against the Stichting in the Dutch courts.

Simon Evans, Mittal Steel’s Group General Counsel, has stated that: “ThyssenKrupp’s suit is entirely without merit. Mittal Steel has taken all reasonable actions to comply with the Letter Agreement and to obtain the dissolution of the Stichting. Mittal Steel is not obligated to commence litigation that has only a remote prospect of success.” A hearing on ThyssenKrupp’s suit has been scheduled for January 11, 2007 before the President of the District Court in Rotterdam.

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About Arcelor Mittal

Arcelor Mittal is the world's number one steel company, with 330,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

Arcelor Mittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

Arcelor Mittal key pro forma financials for the first nine months of 2006 show combined revenues of USD 65.4 billions, with approximate production capacity of 130 million tonnes a year, representing around 10 per cent of world steel output.

Arcelor Mittal is currently listed under the legal entity Mittal Steel NV on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid (MTS) and Valencia.

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